MONSANTO COMPANY
800 North Lindbergh Blvd
St. Louis, Missouri 63167

March 17, 2016

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)
Attention:    Melissa Raminpour
Heather Clark
Claire Erlanger

Re:	Monsanto Company
Form 10-K for the fiscal year ended August 31, 2015
Filed October 29, 2015
Form 8-K
Filed January 6, 2016
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated February 24, 2016, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended August 31, 2015 (the “Form 10-K”) and the Current Report on Form 8-K filed on January 6, 2016 (the Form “8-K”) of Monsanto Company (“Monsanto” or the “company”). Set forth below are the Staff’s comments, indicated in bold, and the company’s responses. The company plans to incorporate changes prompted by the Staff’s comments on a going forward basis in future filings, as outlined in the responses below.

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2016

COMMENTS

Form 8-K filed January 6, 2016
Exhibit 99.1

1.
We note from your Form 8-K filed January 6, 2016, as well as other earnings releases, you have presented what appears to be a non-GAAP income statement. Please be advised that the presentation of a full non-GAAP income statement may place undue emphasis on the non-GAAP information and therefore is not considered appropriate. In this regard, if you wish to present and discuss individual non-GAAP measures, we believe each individual measure should be presented and reconciled separately. Please revise accordingly. Also, please revise to include a statement specific to you, that discloses the reasons why you believe that presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Refer to the guidance outlined in the Division of Corporation Finance’s Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.html and Item 10(e) of Regulation S-K.

Response: We acknowledge that the Compliance and Disclosures Interpretation (“CDI”) 102.10 states that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. In light of the Staff’s concerns, and as addressed further below, we plan to revise our presentation in future earnings releases furnished under Item 2.02 of Form 8-K; we appreciated the opportunity to discuss this proposed approach with Heather Clark on March 8, 2016.

However, we did want to explain that, while we do plan to revise our presentation, we do not believe that the table on the first page of Exhibit 99.1 to the Form 8-K that is the subject of the Staff's comment (the "Table") represents a full income statement. For example, unlike the Statements of Consolidated Operations that appear in our Quarterly Report on Form 10-Q for the quarterly period ended Nov. 30, 2015, the Table includes net sales by segment; additionally, the Table omits a number of line items, including but not limited to:

•	Cost of goods sold

•	Separate components of operating expenses

•	Separate components of interest expense

•	(Loss) income from continuing operations before income taxes

•	Income tax (benefit) provision

•	Discontinued operations, and separate components of discontinued operations - income from operations of discontinued businesses, income tax provision, and income from discontinued operations

•	Net (loss) income

•	Basic and diluted weighted average shares outstanding

•	Dividends declared per share

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2016

Further, even if the Table were considered a non-GAAP income statement, the CDI indicates that the criticism of such a presentation is not absolute and such a presentation may be appropriate under certain circumstances. We did want to explain that we carefully considered the CDI and believe that the Table provided additional, useful disclosure to investors without attaching undue prominence to non-GAAP financial information. We note that the amounts contained in the As Reported (GAAP) column preceded the amounts in the Ongoing (non-GAAP) column, so that the GAAP amounts appeared with equal or greater prominence, and the presentation set forth clearly the reconciliation. Our intent was to enable investors to better understand how the identified adjustments affected our company’s financial results.

However, as discussed with Ms. Clark, we acknowledge the Staff’s concerns and propose to make the following modifications to our presentation of non-GAAP financial measures for historical results in future filings (as illustrated in Exhibit A attached):

•	We will remove the columns labeled “Adjustments” and “Ongoing” for the comparative periods from the first table in the release.

•
We will move the presentation of Adjustments and Ongoing results to the Reconciliation of GAAP As Reported to Selected Non-GAAP Financial Measures, which follows the GAAP financial statements at the end of the release.

•
We will not present non-GAAP financial measures in a format that might appear to be a non-GAAP income statement. Instead, to the extent that we present multiple non-GAAP financial measures in a table, the table will be presented as a reconciliation of GAAP financial measures to selected non-GAAP financial measures.

•	We will eliminate net sales by segment.

•	To further distinguish the reconciliation from a full income statement presentation, we will remove all underscores from any and all amounts presented.

•
We will include a heading in the tables to convey clearly that the reconciliation is not a full income statement presentation. Specifically, the heading will read: “Reconciliation of GAAP As Reported to Selected Non-GAAP Financial Measures.”

•
We will increase the prominence of the GAAP information by presenting the GAAP reported information in bold. Additionally, the heading for the supplemental financial information that follows the GAAP financial statements will be changed from “Selected Financial Information” to “Non-GAAP Financial Information”.

•	In the segment tables reporting EBIT in the release, we will identify Unusual Items Affecting EBIT without also referring to “EBIT from” for such items.

•	We will include cautionary language as an introduction to the reconciliation tables to further emphasize the limitations of the Non-GAAP financial measures, substantially to the effect that:
“This press release uses the non-GAAP financial measures of gross profit, operating expenses, net (loss) income attributable to Monsanto Company and diluted earnings per share (EPS), each on an ongoing basis (collectively, “Ongoing Financial Measures”), and EBIT and free cash flow. These measures are intended to supplement investor’s understanding of our operating performance and liquidity. They are different from and not intended to replace gross profit, operating expenses, net income (loss) attributable to Monsanto Company, diluted EPS, cash

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2016

flows, financial position or comprehensive income (loss), and they are not measures of financial performance as determined in accordance with U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures used by other companies.
“Our Ongoing Financial Measures exclude certain items that we do not consider part of ongoing operations. We believe that our Ongoing Financial Measures presented with these adjustments are useful to investors as they best reflect our ongoing performance and business operations during the periods presented and are also useful to investors for comparative purposes. In addition, management uses the Ongoing Financial Measures as a guide in its budgeting and long-range planning processes, and uses the ongoing EPS financial measure as a guide in determining incentive compensation.
“EBIT is defined as earnings (loss) before interest and taxes. EBIT is an operating performance measure for our two business segments. We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by management to determine resource allocations within the company.
“We define free cash flow as the total of cash flows from operating activities and investing activities. Free cash flow does not represent the residual cash flow available for discretionary expenditures. We believe that free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of the ability of our business to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used by management as one of the performance measures in determining incentive compensation.”

We believe that, as revised, the presentation will provide useful supplementary information and would be consistent with formats provided by other companies.
Additionally, we acknowledge the Staff’s request for disclosure concerning the reasons why management believes the presentation of each of the non-GAAP financial measures provides useful information to investors. We reviewed the disclosures contained in Item 2.02 of the Form 8-K as well as page 16 of our Annual Report on Form 10-K for the annual period ended Aug. 31, 2015, noting that Item 10(e)(1)(iii) of Regulation S-K permits reliance on statements of purpose and/or utility included in the most recent 10-K. Based on those reports, we believe we have provided adequate disclosure of the reasons why we believe that the presentation of non-GAAP financial measures provides useful information to investors. However, we recognize that including such disclosures in the earnings release itself would increase their visibility for investors. Accordingly, as discussed with Ms. Clark, we intend to include such disclosures in our future earnings releases furnished under Item 2.02 of Form 8-K, consistent with the example excerpted above.

United States Securities and Exchange Commission
Division of Corporation Finance
March 17, 2016

* * * * * *

We hereby acknowledge that:
(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;
(ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.
Sincerely,

/s/ NICOLE M. RINGENBERG
Nicole M. Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company
Nancy E. Hamilton, Esq., Monsanto Company

Exhibit A

This Exhibit A is provided for illustrative purposes only. It speaks as of the original date of the press release (January 6, 2016). There have been no changes from the original press release other than as described in the accompanying letter. This Exhibit A does not reflect events occurring after its original date, or modify or update in any way disclosures made in the original press release, except as described in the accompanying letter.

Monsanto Company
800 North Lindbergh Blvd
St. Louis, Missouri 63167

Release	Immediately

Contact	Media: Sara Miller (314-694-5824)
Analysts: Laura Meyer (314-694-8148)

MONSANTO COMPANY DELIVERS BETTER THAN EXPECTED FIRST-QUARTER RESULTS

•
With recent currency devaluation in Argentina, company points to lower half of full-year ongoing EPS guidance of $5.10 to $5.60; full year as-reported guidance improves modestly to $4.12 to $4.79 as a result of the anticipated timing of charges related to announced restructuring actions

•	Finalizes plans to reach previously outlined target of $500 million of annual savings by end of FY18

•	Company targets ongoing and as-reported EPS CAGR in excess of 20% from end of FY16 to FY19

•	Industry-leading R&D pipeline delivers more than 20 advancements for third-consecutive year

ST. LOUIS, Jan. 6, 2016 - Monsanto Company (NYSE: MON) delivered earnings per share (EPS) for the first quarter ahead of expectations as operating expenses and soybean sales in Brazil both were better than original expectations for the first quarter of fiscal year 2016. In 2016, the company continues to execute on key initiatives within its core seeds and traits business led by new global corn hybrid portfolio introductions and continued significant Intacta RR2 PRO™ soybean adoption. Monsanto also remains disciplined in the execution of its Agricultural Productivity strategy, further optimization of spend and acceleration of progress toward its targeted capital structure. In its annual research and development (R&D) update today, the company will highlight more than 20 phase advancements across the industry’s broadest pipeline focused on helping farmers address current and future challenges.

Exhibit A

	First Quarter
($ in millions, except per share amounts)	2016	2015
Net Sales by Segment

Corn seed and traits	$745	$928
Soybean seed and traits	438	396
Cotton seed and traits	48	83
Vegetable seeds	138	155
All other crops seeds and traits	30	59
TOTAL Seeds and Genomics	$1,399	$1,621

Agricultural productivity	$820	$1,249
TOTAL Agricultural Productivity	$820	$1,249

TOTAL Net Sales	$2,219	$2,870

Gross Profit	$901	$1,411

Operating Expenses	$1,173	$992
Interest Expense – Net	$109	$77
Other Expense – Net	$25	$15
Net (Loss) Income Attributable to Monsanto Company	$(253)	$243

Diluted Earnings per Share (See note 1.)	$(0.56)	$0.50
Items Affecting Comparability – EPS Impact
Restructuring Charges	0.46	—
Income on Discontinued Operations	(0.02)	(0.03)
Environmental and Litigation Settlements	0.01	—
Diluted Earnings per Share (For the definition of ongoing EPS, see note 1.)	$(0.11)	$0.47
Effective Tax Rate	34%	31%

	First Quarter
Comparison as a Percent of Net Sales:	2016	2015
Gross profit	41%	49%
Selling, general and administrative expenses	24%	20%
Research and development expenses	16%	14%
(Loss) Income from continuing operations before income taxes	(18)%	11%
Net (loss) income attributable to Monsanto Company	(11)%	8%

“Through focus and discipline, we remain confident in our ability to deliver on the targets and milestones we’ve established for our company in both the near term and through the next decade,” said Hugh Grant, chairman and chief executive officer. “In a challenging agriculture environment, we remain in a position of strength. It's this strength that positions us to be a leading partner in an industry that will continue to change."

“This is an exciting time in agriculture and within our company as we continue to expand the breadth and pace of innovation," said Robb Fraley, Ph.D., executive vice president and chief technology officer, regarding this year’s annual pipeline update. “We've seen incredible progress across our core pipelines of breeding, biotechnology and chemistry, along with our growth platforms of data science and biologicals. Through a truly integrated approach to delivering solutions, we are uniquely positioned to support farmers in their efforts to improve yields and overall productivity in a sustainable way."

Results of Operations

Net sales for the quarter decreased over the prior year’s first quarter to $2.2 billion. Gross profit on an as-reported basis for the 2016 first quarter also decreased over the prior year period to $901 million. As expected, the decline in the quarter is due to weaker foreign currencies, glyphosate pricing and lower corn volumes in Latin America.

Selling, general and administrative (SG&A) costs were $543 million and R&D expenses were $364 million for the quarter. Total operating expenses for the quarter, excluding pre-tax restructuring charges of $266 million, were nine percent lower than the prior year, mostly driven by currency.

Exhibit A

The company’s first quarter EPS was a loss of $0.11 on an ongoing basis, ahead of the company’s outlined guidance of a loss in the range of $0.23 to $0.33. This improvement was driven by lower than expected operating expenses and higher than expected Brazil Intacta RR2 PRO™ soybean results. The company’s first quarter EPS was a loss of $0.56 on an as-reported basis, which was better than its outlined guidance of a loss in the range of $0.86 to $1.13. As-reported results include $0.46 for restructuring charges, driven by the finalization of the company's plans to reach its previously outlined target of $500 million of annual savings by the end of fiscal year 2018. (For a reconciliation of ongoing EPS, see note 1.)

Cash Flow

Free cash flow was a source of more than $1.0 billion compared to a source of $969 million for the prior year first quarter, reflecting the disciplined reduction in inventory from the company's corn seed production plans and modest growth in its prepays in the United States. (For a reconciliation of free cash flow, see note 1.) Net cash provided by operating activities for the 2016 fiscal year first quarter was a source of $1.4 billion, compared to a source of $1.3 billion in the first quarter last year. Net cash required by investing activities for the first quarter of 2016 was $336 million, compared to $380 million for the same period of fiscal year 2015. Net cash required by financing activities for the first quarter of 2016 was $2.4 billion, compared to net cash required by financing activities of $107 million for the prior year’s first quarter. The increase in cash required by financing activities was driven by the initiation of the $3 billion accelerated share repurchase in the quarter. The program remains on track and is expected to close sometime in the next three months.

Outlook

With the anticipated continuation of several global and industry headwinds that include the recent currency devaluation in Argentina, Monsanto expects full-year ongoing EPS guidance to be at the lower half of the range of $5.10 to $5.60. Ongoing EPS guidance reflects in part an estimated $0.60 to $0.70 of headwinds from currency, greater than previous estimates of $0.35 to $0.40. Full-year EPS guidance on as as-reported basis improved modestly to $4.12 to $4.79 as a result of the anticipated timing of charges related to announced restructuring actions. With a focus on disciplined cash management, the company continues to project free cash flow in the range of $1.6 billion to $1.8 billion for fiscal year 2016. The company expects net cash provided by operating activities to be $2.6 billion to $3 billion, and net cash required by investing activities to be approximately $1 billion to $1.2 billion. (For a reconciliation of EPS and free cash flow, see note 1.)

The company now expects five to seven percent gross profit growth from its core Seeds and Genomics segment in fiscal year 2016. This growth is expected to be led by new global corn hybrid portfolio introductions, continued significant Intacta RR2 PRO™ soybean adoption and additional licensing opportunities in the range of $275 million. The company also expects the Agricultural Productivity segment to continue to deliver $900 million to $1.1 billion of gross profit in fiscal year 2016 as the company stays consistent with its strategy to maintain a slight premium over generics.

The company expects operating expenses for fiscal year 2016, exclusive of restructuring expense and environmental and litigation settlements, to be flat versus fiscal year 2015. This expectation is inclusive of new platform spend to support the long-term growth prospects for these opportunities.

Company executives reinforced today that a focus on key priorities and milestones in fiscal year 2016 is expected to set the foundation for rapid future growth. The company’s expanding core growth drivers and R&D leadership advantage, emergence of new platforms and financial discipline all underpin confidence in its growth target. The company expects innovation to drive 80 percent of the expected $3.5 billion in gross profit growth from the end of fiscal year 2016 to fiscal year 2019.

Exhibit A

Seeds and Genomics Segment Detail

($ in millions)	Net Sales		Gross Profit(A)
	First Quarter		First Quarter
Seeds and Genomics	2016	2015	2016	2015
Corn seed and traits	$745	$928	$366	$525
Soybean seed and traits	438	396	302	277
Cotton seed and traits	48	83	25	58
Vegetable seeds	138	155	40	64
All other crops seeds and traits	30	59	(5)	17
TOTAL Seeds and Genomics	$1,399	$1,621	$728	$941
(A) Fiscal first quarter 2016 seeds and genomics gross profit includes a pretax restructuring charge totaling $52 million related to certain asset impairment charges, primarily in the corn business, which is included in cost of goods sold.

($ in millions)	Earnings Before Interest & Taxes (EBIT)
	First Quarter
Seeds and Genomics	2016	2015
EBIT (For a reconciliation of EBIT, see note 1.)	$(333)	$43
Unusual Items Affecting EBIT:
Restructuring Charges	(289)	—

The Seeds and Genomics segment consists of the global seeds and related traits business, biotechnology platforms and digital agriculture.

Sales for Monsanto’s Seeds and Genomics segment in the first quarter were $1.4 billion. The company continues to build on the momentum of Intacta RR2 PRO™ soybeans in South America as the company remains on track to reach its target of 30 million acres in fiscal year 2016. With its greater than four bushel per acre yield advantage and ability to reduce insecticide use, grower interest and adoption of the technology continues to grow.

The company also is making progress on pre-commercial activities for its Roundup Ready 2 Xtend™ Crop System in soybeans, which is expected to be the largest biotech trait launch on more than three million acres in fiscal year 2016. In cotton, Bollgard II® XtendFlex™ is expected to reach 1.5 million acres in just the technology’s second year of commercialization.

Through new hybrid portfolio introductions across key corn growing regions, Monsanto affirmed its intent to hold or grow share in every major corn market again in 2016, with germplasm price mix lift in the low single digit range in local currency.

Moving beyond seeds, as grower interest grows, Monsanto continues to expect the Climate platform to expand to more than 90 million acres in 2016 with more than 12 million of these acres using its premium offerings.

Exhibit A

Agricultural Productivity Segment Detail

($ in millions)	Net Sales		Gross Profit
	First Quarter		First Quarter
	2016	2015	2016	2015
Agricultural productivity	$820	$1,249	$173	$470
TOTAL Agricultural Productivity	$820	$1,249	$173	$470

($ in millions)	Earnings Before Interest & Taxes (EBIT)
	First Quarter
Agricultural Productivity	2016	2015
EBIT (For a reconciliation of EBIT, see note 1.)	$59	$384
Unusual Item Affecting EBIT:
Discontinued Operations	20	26
Restructuring Charges	(29)	—
Environmental and Litigation Settlements	(5)	—

The Agricultural Productivity segment consists of the crop protection products and lawn-and-garden herbicide products.

Segment sales for the first quarter reached $820 million. Monsanto continues to expect Agricultural Productivity segment gross profit to be in the range of $900 million to $1.1 billion in fiscal year 2016 with the expectation that timing related declines in volumes from the first quarter will be recovered in the latter half of the year. The company continues to expect to sell approximately 300 million gallons of glyphosate for the full year at a premium close to that of generics.

Exhibit A

Webcast Information
In conjunction with this announcement, Monsanto will hold a conference call at 8:30 a.m. central time (9:30 a.m. eastern time) today. The call will focus on these results and future expectations, product performance, and an annual update of projects within the company’s R&D pipeline. The call will include a discussion of strategic initiatives and other matters related to the company’s business.

Presentation slides and a simultaneous audio webcast of the conference call may be accessed by visiting the company's website at www.monsanto.com/investors or http://edge.media-server.com/m/p/tvuoeyra/lan/en. Visitors may need to download Windows Media Player™ prior to listening to the webcast. Following the live broadcast, a replay of the webcast will be available on the Monsanto website for three weeks. Monsanto publishes details on upcoming webcasts on this website in both the Presentation and Financial Reports section and the Calendar of Events section. Investors should look to this site as the source of information on future investor conference webcasts. The site includes a calendar of upcoming investor events, details on accessing scheduled webcasts and information from previous investor events.

About Monsanto Company
Monsanto is committed to bringing a broad range of solutions to help nourish our growing world. We produce seeds for fruits, vegetables and key crops - such as corn, soybeans, and cotton - that help farmers have better harvests while using water and other important resources more efficiently. We work to find sustainable solutions for soil health, help farmers use data to improve farming practices and conserve natural resources, and provide crop protection products to minimize damage from pests and disease. Through programs and partnerships, we collaborate with farmers, researchers, nonprofit organizations, universities and others to help tackle some of the world’s biggest challenges. To learn more about Monsanto, our commitments and our more than 20,000 dedicated employees, please visit: discover.monsanto.com and monsanto.com. Follow our business on Twitter® at twitter.com/MonsantoCo, on the company blog, Beyond the Rows® at monsantoblog.com or subscribe to our News Release RSS Feed.

Cautionary Statements Regarding Forward-Looking Information:
Certain statements contained in this release are "forward-looking statements," such as statements concerning the company’s anticipated financial results, current and future product performance, regulatory approvals, business and financial plans and other non-historical facts. These statements are based on current expectations and currently available information. However, since these statements are based on factors that involve risks and uncertainties, the company’s actual performance and results may differ materially from those described or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, among others: continued competition in seeds, traits and agricultural chemicals; the company’s exposure to various contingencies, including those related to intellectual property protection, regulatory compliance and the speed with which approvals are received, and public understanding and acceptance of our biotechnology and other agricultural products; the success of the company’s research and development activities; the outcomes of major lawsuits and the previously-announced SEC investigation; developments related to foreign currencies and economies; pursuit of acquisitions or other transactions; fluctuations in commodity prices; compliance with regulations affecting our manufacturing; the accuracy of the company’s estimates related to distribution inventory levels; the recent increases in and expected higher levels of indebtedness; the company’s ability to fund its short-term financing needs and to obtain payment for the products that it sells; the effect of weather conditions, natural disasters, accidents, and security breaches, including cybersecurity incidents, on the agriculture business or the company’s facilities; and other risks and factors detailed in the company’s most recent periodic report to the SEC. Undue reliance should not be placed on these forward-looking statements, which are current only as of the date of this release. The company disclaims any current intention or obligation to update any forward-looking statements or any of the factors that may affect actual results.

Notes to editors: Monsanto and the Vine Design, Beyond the Rows, Intacta RR2 PRO, Roundup Ready 2 Xtend and Bollgard II XtendFlex are trademarks of Monsanto Company and its wholly-owned subsidiaries. All other trademarks are the property of their respective owners.

-oOo-

Exhibit A

Monsanto Company
Selected Financial Information
(Dollars in millions, except per share amounts)
Unaudited

Statements of Consolidated Operations	Three Months Ended
	Nov. 30, 2015	Nov. 30, 2014
Net Sales	$2,219	$2,870
Cost of goods sold	1,318	1,459
Gross Profit	901	1,411
Operating Expenses:
Selling, general and administrative expenses	543	580
Research and development expenses	364	412
Restructuring charges	266	—
Total Operating Expenses	1,173	992
(Loss) Income from Operations	(272)	419
Interest expense	129	115
Interest income	(20)	(38)
Other expense, net	25	15
(Loss) Income from Continuing Operations Before Income Taxes	(406)	327
Income tax (benefit) provision	(137)	100
(Loss) Income from Continuing Operations Including Portion Attributable to Noncontrolling Interest	$(269)	$227
Discontinued Operations:
Income from operations of discontinued businesses	20	26
Income tax provision	8	10
Income from Discontinued Operations	12	16
Net (Loss) Income	$(257)	$243
Less: Net loss attributable to noncontrolling interest	(4)	—
Net (Loss) Income Attributable to Monsanto Company	$(253)	$243

EBIT (see note 1)	$(274)	$427

Basic Earnings per Share Attributable to Monsanto Company:
(Loss) income from continuing operations	$(0.58)	$0.47
Income from discontinued operations	0.02	0.03
Net (Loss) Income Attributable to Monsanto Company	$(0.56)	$0.50

Diluted Earnings per Share Attributable to Monsanto Company:
(Loss) income from continuing operations	$(0.58)	$0.47
Income from discontinued operations	0.02	0.03
Net (Loss) Income Attributable to Monsanto Company	$(0.56)	$0.50

Weighted Average Shares Outstanding:
Basic	454.1	484.4
Diluted	454.1	489.4

Exhibit A

Monsanto Company
Selected Financial Information
(Dollars in millions, except per share amounts)
Unaudited

Statements of Consolidated Financial Position	As of	As of
	Nov. 30, 2015	Aug. 31, 2015
Assets
Current Assets:
Cash and cash equivalents (variable interest entity restricted - 2016: $27 and 2015: $112)	$2,277	$3,701
Short-term investments	47	47
Trade receivables, net (variable interest entity restricted - 2016: $87 and 2015: $0)	2,106	1,636
Miscellaneous receivables	1,000	803
Deferred tax assets	772	743
Inventory, net	3,872	3,496
Other current assets	393	199
Total Current Assets	10,467	10,625
Property, Plant and Equipment, Net (variable interest entity restricted - 2016: $1 and 2015: $2)	4,870	4,973
Goodwill	3,985	4,061
Other Intangible Assets, Net	1,205	1,332
Noncurrent Deferred Tax Assets	260	277
Long-Term Receivables, Net	35	42
Other Assets	624	610
Total Assets	$21,446	$21,920
Liabilities and Shareowners’ Equity
Current Liabilities:
Short-term debt, including current portion of long-term debt (variable interest entity restricted - 2016: $94 and 2015: $0)	$1,788	$615
Accounts payable (variable interest entity restricted - 2016: $7 and 2015: $6)	818	836
Income taxes payable	46	234
Accrued compensation and benefits (variable interest entity restricted - 2016: $2 and 2015: $2)	212	304
Accrued marketing programs	781	1,492
Deferred revenues	3,146	370
Grower production accruals	333	39
Dividends payable	—	254
Customer payable	16	72
Restructuring reserves	283	170
Miscellaneous short-term accruals (variable interest entity restricted - 2016: $7 and 2015: $7)	1,078	791
Total Current Liabilities	8,501	5,177
Long-Term Debt (variable interest entity restricted - 2016: $0 and 2015: $96)	7,939	8,429
Postretirement Liabilities	330	336
Long-Term Deferred Revenue	45	47
Noncurrent Deferred Tax Liabilities	380	340
Long-Term Portion of Environmental and Litigation Liabilities	192	194
Long-Term Restructuring Reserves	133	47
Other Liabilities	358	345
Monsanto Shareowners’ Equity	3,559	6,990
Noncontrolling Interest	9	15
Total Shareowners’ Equity	3,568	7,005
Total Liabilities and Shareowners’ Equity	$21,446	$21,920
Debt to Capital Ratio:	73%	56%

Exhibit A

Monsanto Company
Selected Financial Information
(Dollars in millions)
Unaudited

Statements of Consolidated Cash Flows	Three Months Ended
	Nov. 30, 2015	Nov. 30, 2014
Operating Activities:
Net (Loss) Income	$(257)	$243
Adjustments to reconcile cash provided by operating activities:
Items that did not require (provide) cash:
Depreciation and amortization	181	182
Bad-debt expense	12	13
Stock-based compensation expense	37	31
Excess tax benefits from stock-based compensation	(6)	(16)
Deferred income taxes	6	42
Restructuring impairments	99	—
Equity affiliate expense, net	2	3
Net gain on sales of a business or other assets	—	(1)
Other items	18	6
Changes in assets and liabilities that (required) provided cash, net of acquisitions:
Trade receivables, net	(515)	(249)
Inventory, net	(528)	(827)
Deferred revenues	2,787	2,114
Accounts payable and other accrued liabilities	(423)	(111)
Restructuring, net	208	—
Pension contributions	(3)	(6)
Other items	(255)	(75)
Net Cash Provided by Operating Activities	1,363	1,349
Cash Flows (Required) Provided by Investing Activities:
Capital expenditures	(326)	(347)
Purchases of long-term debt and equity securities	—	(30)
Technology and other investments	(12)	(5)
Other proceeds	2	2
Net Cash Required by Investing Activities	(336)	(380)
Cash Flows Provided (Required) by Financing Activities:
Net change in financing with less than 90-day maturities	839	410
Short-term debt proceeds	—	14
Short-term debt reductions	(3)	—
Long-term debt proceeds	4	3
Long-term debt reductions	(3)	(3)
Treasury stock purchases	(3,000)	(296)
Stock option exercises	16	27
Excess tax benefits from stock-based compensation	6	16
Tax withholding on restricted stock and restricted stock units	(18)	(24)
Dividend payments	(254)	(238)
Payments to noncontrolling interests	(1)	(16)
Net Cash Required by Financing Activities	(2,414)	(107)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(37)	(93)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,424)	769
Cash and Cash Equivalents at Beginning of Period	3,701	2,367
Cash and Cash Equivalents at End of Period	$2,277	$3,136

Exhibit A

Monsanto Company
Non-GAAP Financial Information
(Dollars in millions, except per share amounts)
Unaudited

1.
The press release uses the non-GAAP financial measures of gross profit, operating expenses, net (loss) income attributable to Monsanto Company and diluted earnings per share (EPS), each on an ongoing basis (collectively, “Ongoing Financial Measures”), and EBIT and free cash flow. These measures are intended to supplement investor’s understanding of our operating performance and liquidity. They are different from and not intended to replace gross profit, operating expenses, net income (loss) attributable to Monsanto Company, diluted EPS, cash flows, financial position or comprehensive income (loss), and they are not measures of financial performance as determined in accordance with U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures used by other companies.

Our Ongoing Financial Measures exclude certain items that we do not consider part of ongoing operations. We believe that our Ongoing Financial Measures presented with these adjustments are useful to investors as they best reflect our ongoing performance and business operations during the periods presented and are also useful to investors for comparative purposes.  In addition, management uses the Ongoing Financial Measures as a guide in its budgeting and long-range planning processes, and uses the ongoing EPS financial measure as a guide in determining incentive compensation.

EBIT is defined as earnings (loss) before interest and taxes. EBIT is an operating performance measure for our two business segments. We believe that EBIT is useful to investors and management to demonstrate the operational profitability of our segments by excluding interest and taxes, which are generally accounted for across the entire company on a consolidated basis. EBIT is also one of the measures used by management to determine resource allocations within the company.

We define free cash flow as the total of cash flows from operating activities and investing activities. Free cash flow does not represent the residual cash flow available for discretionary expenditures. We believe that free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of the ability of our business to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to our shareowners through dividend payments or share repurchases. Free cash flow is also used by management as one of the performance measures in determining incentive compensation.

The following tables reconcile those measures to the respective most directly comparable financial measure calculated in accordance with GAAP.

Reconciliation of GAAP As Reported to Selected Non-GAAP Financial Measures

	Three Months Ended
(in millions)	Nov. 30, 2015
	GAAP As Reported	Adjustments(A)	Ongoing Basis
Net Sales	$2,219	$—	$2,219
Gross Profit	901	52	953
Operating Expenses(B)	1,173	(271)	902
Net Loss Attributable to Monsanto Company	(253)	201	(52)
Diluted Earnings per Share	(0.56)	0.45	(0.11)
(A) In fiscal first quarter 2016, selected GAAP measures have been adjusted to an ongoing basis by eliminating the impact of restructuring charges, legacy environmental and litigation settlements, and income on discontinued operations. See separate reconciliations of each measure below.

•
Fiscal first quarter 2016 included a pretax restructuring charge totaling $318 million, or $0.46 share (after-tax), of which $52 million related to certain asset impairment charges, primarily in our corn ($33M) and vegetable ($14M) businesses, and is included in cost of goods sold in the Seeds and Genomics segment, and $266 million related to various other operating charges including severance and is included in restructuring expenses.

•
Fiscal first quarter 2016 included pretax charges of $5 million, or $0.01 (after-tax), in selling, general and administrative expenses for a settlement of legacy litigation matters, arising under indemnities from the 2000 Pharmacia Separation Agreement.

Exhibit A

•
The company reports annual earn-out payments received as a result of the 2008 divestment of the Dairy Business as discontinued operations. Fiscal first quarter 2016 income on discontinued operations was $20 million (pretax), or $0.02 share (after-tax).

(B) Operating expenses include selling, general and administrative expenses, research and development expenses, and restructuring charges.

	Three Months Ended
(in millions)	Nov. 30, 2014
	GAAP As Reported	Adjustments(A)	Ongoing Basis
Net Sales	$2,870	$—	$2,870
Gross Profit	1,411	—	1,411
Operating Expenses(B)	992	—	992
Net Loss Attributable to Monsanto Company	243	(16)	227
Diluted Earnings per Share	0.50	(0.03)	0.47
(A) In fiscal first quarter 2015, select GAAP measures have been adjusted to an ongoing basis by eliminating the impact of income on discontinued operations. The company reports annual earn-out payments received as a result of the 2008 divestment of the Dairy Business as discontinued operations. Fiscal first quarter 2015 income on discontinued operations was $26 million (pretax), or $0.03 share (after-tax). See separate reconciliations of net income attributable to Monsanto Company and diluted EPS below.

(B) Operating expenses include selling, general and administrative and research and development expenses.

Reconciliation of EBIT to Net Income (Loss): EBIT is defined as earnings (loss) before interest and taxes. Earnings (loss) is intended to mean net income (loss) attributable to Monsanto Company as presented in the Statements of Consolidated Operations under GAAP. The following table reconciles EBIT to the most directly comparable financial measure, which is net income (loss) attributable to Monsanto Company.

	Three Months Ended
(in millions)	Nov. 30, 2015	Nov. 30, 2014
EBIT – Seeds and Genomics Segment	$(333)	$43
EBIT – Agricultural Productivity Segment	59	384
EBIT– Total	(274)	427
Interest Expense – Net	109	77
Income Tax Provision(A)	(130)	107
Net (Loss) Income Attributable to Monsanto Company	$(253)	$243
(A) Includes the income tax provision from continuing operations, the income tax benefit on noncontrolling interest, and the income tax provision on discontinued operations.

Reconciliation of EPS to Ongoing EPS:  Ongoing EPS is calculated excluding certain after-tax items which Monsanto does not consider part of ongoing operations.

Exhibit A

	Fiscal Year 2016	Three Months Ended
	Guidance	Nov. 30, 2015	Nov. 30, 2014
Diluted Earnings per Share	$4.12-$4.79	$(0.56)	$0.50
Restructuring Charges	0.82-0.99	0.46	—
Income from Discontinued Operations	(0.02)	(0.02)	(0.03)
Environmental and Litigation Settlements	0.01	0.01	—
Diluted Earnings per Share from Ongoing Business	$5.10-$5.60	$(0.11)	$0.47

Reconciliation of Ongoing and As-Reported EPS CAGR: No separate reconciliation of ongoing and as-reported EPS CAGR for the period from the end of fiscal year 2016 to fiscal year 2019 is included because a reconciliation of ongoing and as-reported EPS guidance for fiscal year 2016 is provided above and no reconciling items are expected in fiscal year 2019.

Reconciliation of Ongoing Gross Profit to Gross Profit:  Ongoing gross profit is calculated excluding certain pre-tax items which Monsanto does not consider part of ongoing operations.

	Three Months Ended
(in millions)	Nov. 30, 2015	Nov. 30, 2014
Gross Profit – Seeds and Genomics Segment	$728	$941
Gross Profit – Agricultural Productivity Segment	173	470
Gross Profit– Total	901	1,411
Restructuring Charges	52	—
Ongoing Gross Profit	$953	$1,411

Reconciliation of Ongoing Operating Expenses to Operating Expenses:  Ongoing operating expenses is calculated excluding certain pre-tax items which Monsanto does not consider part of ongoing operations.

	Three Months Ended
(in millions)	Nov. 30, 2015	Nov. 30, 2014
Ongoing Operating Expenses	$902	$992
Restructuring Charges	266	—
Environmental and Litigation Settlements	5	—
Operating Expenses	$1,173	$992

Reconciliation of Ongoing Net (Loss) Income Attributable to Monsanto Company to Net Income Attributable to Monsanto Company:  Ongoing net (loss) income attributable to Monsanto Company is defined as net (loss) income attributable to Monsanto Company excluding the cumulative after-tax impact of certain items we do not consider part of ongoing operations.

Exhibit A

	Three Months Ended
(in millions)	Nov. 30, 2015	Nov. 30, 2014
Ongoing Net (Loss) Income Attributable to Monsanto Company	$(52)	$227
Restructuring Charges	318	—
Environmental and Litigation Settlements	5	—
Income Tax Benefit	(110)	—
Income on Discontinued Operations, Net of Tax	(12)	(16)
Net (Loss) Income Attributable to Monsanto Company	$(253)	$243

Reconciliation of Free Cash Flow: Free cash flow represents the total of cash flows from operating activities and investing activities, as reflected in the Statements of Consolidated Cash Flows presented in this release. With respect to the fiscal year 2016 free cash flow guidance, Monsanto does not include any estimates or projections of Net Cash Provided (Required) by Financing Activities because in order to prepare any such estimate or projection, Monsanto would need to rely on market factors and conditions that are outside of its control.

	Fiscal Year 2016	Three Months Ended
	Guidance	Nov. 30, 2015	Nov. 30, 2014
Net Cash Provided by Operating Activities	$2,600-3,000	$1,363	$1,349
Net Cash Required by Investing Activities	(1,000)-(1,200)	(336)	(380)
Free Cash Flow	$1,600-1,800	$1,027	$969
Net Cash Required by Financing Activities	N/A	(2,414)	(107)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	N/A	(37)	(93)
Net (Decrease) Increase in Cash and Cash Equivalents	N/A	(1,424)	769
Cash and Cash Equivalents at Beginning of Period	N/A	3,701	2,367
Cash and Cash Equivalents at End of Period	N/A	$2,277	$3,136